UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MICROS SYSTEMS, INC.

(Name of Subject Company)

MICROS SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Peter A. Altabef

President and Chief Executive Officer

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

(443) 285-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard B. Aldridge

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-4829

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 and subsequently amended by Amendment No. 1 filed with the SEC on July 7, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by MICROS Systems, Inc., a Maryland corporation (the “Company”). The Statement relates to the cash tender offer by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.025 per share at a purchase price of $68.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 3, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by amending and restating the first paragraph under “Additional Information — Certain Litigation” as follows:

“Five class action complaints related to the Merger Agreement have been filed in the Circuit Court for Howard County, Maryland by purported stockholders of the Company. The actions are docketed as Boudreaux v. Micros Systems, Inc., et al., (“Boudreaux”)(filed June 26, 2013, amended July 9, 2014); Stein v. Micros Systems, Inc., et al. (“Stein”) (filed June 27, 2014, amended July 9, 2014); Rosenfeld IRA v. Micro Systems, Inc. et al. (“Rosenfeld”) (filed July 2, 2014, amended July 9, 2014); Newspaper and Magazine Employees Union and Phila. Publishers’ Pension Fund, v. Micros Systems, Inc., et al. (“Publishers”) (filed July 10, 2014); and Scott v. Micros Systems, Inc., et al., (“Scott”) (filed July 10, 2014). The Boudreaux, Stein and Scott actions are brought against the Company, Purchaser, Parent, Oracle, and the Company’s Board of Directors (the “Individual Defendants”), and purport to be brought individually and on behalf of all public stockholders of the Company. The Boudreaux, Stein and Scott actions allege that the Individual Defendants breached their fiduciary duties to the Company’s stockholders by, among other things, approving a merger that they claim provides for inadequate consideration for the Company’s stockholders and that the Merger Agreement includes allegedly preclusive deal protection provisions; and that Purchaser, Parent, and Oracle aided and abetted such alleged breach of fiduciary duties. The Boudreaux, Stein and Scott actions also assert that the Individual Defendants breached their fiduciary duties by allegedly omitting certain material information concerning the sales process, financial valuation, and financial projections from the Schedule 14D-9 Recommendation Statement filed on July 3, 2014. Additionally, the Boudreaux, Stein and Scott actions each request a declaratory judgment against all defendants. Based on these allegations, the Boudreaux, Stein and Scott actions seek, among other relief, an order declaring the action to be a class action, that the Individual Defendants have breached their fiduciary duties owed to the stockholders, and that Purchaser, Parent, and Oracle aided and abetted such alleged breaches. Finally, the Boudreaux, Stein and Scott actions also seek to enjoin the Merger from being consummated, awarding plaintiff the costs including a reasonable allowance for the expenses of plaintiff’s attorneys and experts and granting further equitable relief as the court deems just and proper.

Although the claims asserted and relief requested in Rosenfeld are identical to the claims asserted and relief requested in Boudreaux, Stein and Scott, the Rosenfeld action is brought only against the Company and the Individual Defendants.

The Publishers action is also brought against the Company, Purchaser, Parent, Oracle, and the Individual Defendants, but also names the Company’s Chief Financial Officer as a Defendant. Similar to the other complaints filed, the Publishers action alleges that the Individual Defendants, including the Chief Financial Officer, breached their fiduciary duties to the Company’s stockholders by, among other things, approving a merger that plaintiff claims provides for inadequate consideration for the Company’s stockholders and that the Merger Agreement includes allegedly preclusive deal protection provisions; and that Purchaser, Parent, and Oracle aided and abetted such alleged breach of fiduciary duties. The Publishers action seeks, among other relief, an order declaring the action to be a class action, to enjoin the Merger from being consummated, damages, awarding plaintiff the costs including a reasonable allowance for the expenses of plaintiff’s attorneys and experts and granting further equitable relief as the court deems just and proper.

The Plaintiffs in Boudreaux, Stein and Rosenfeld have filed a motion to consolidate their actions in the Circuit Court for Howard County, Maryland. That motion is currently pending.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROS Systems, Inc.

By:	/s/ Peter A. Altabef

Name:	Peter A. Altabef
Title:	President, Chief Executive Officer
Date:	July 14, 2014